SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-C
                    Report by Issuer of Securities Quoted on
                           The New York Stock Exchange

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                                CNB BANCSHARES, INC.
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                 (Exact name of issuer as specified in charter)

              20 N.W. Third Street, Evansville, Indiana 47739-0001
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                    (Address of principal executive offices)

                                (812) 464-3400
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                (Issuer's telephone number, including area code)


I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:                    Common Stock
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2.  Number of shares outstanding before the change:      18,333,308
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3.  Number of shares outstanding after the change:       19,249,064
                                                    -------------------

4.  Effective date of change:              October 11, 1996
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5.  Method of change:         Distribution of 5% Stock Dividend
                       ------------------------------------------------
    Specify method (such as merger, acquisition, exchange, distribution, stock split,reverse split, acquisition of stock for treasury, etc.)


Give brief description of transaction:

On October 11, 1996, 915,756 shares of common stock were issued to shareholders of record on September 20, 1996, in connection with a 5% stock dividend which was declared on September 10, 1996. Cash was paid in lieu of fractional shares.


II.       CHANGE IN NAME OF ISSUER

          Not applicable.


Dated:    October 21, 1996  /s/ Douglas K. Wurmnest
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                            Douglas K. Wurmnest, Assistant Vice President